SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               NET LNNX, INC.
                              (Name of Issuer)

                          Common Stock, No Par Value
                        (Title of Class of Securities)

                               64107P 10 2
                              (CUSIP Number)

                             James W. Raymond
                              JRKR, L.L.P.
                             1056 Fawn Lane
                          Meadow Vista, CA 95722
                             (916) 878-6310
       (Name, Address and Telephone Number of Person Authorized to
      Receive Notices and Communications on Behalf of Reporting Person)

                            April 10, 1997
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following
box [   ] .

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

CUSIP No.     64107P 10 2

(1)  Names  of Reporting  Persons/SS or IRS  Identification  Nos.  of Above
Persons:

            JRKR, L.L.P., a Colorado limited liability partnership

(2)  Check the Appropriate Row if a Member of a Group (See Instructions)

     (a)

     (b)

(3)  SEC  Use  Only


(4)  Sources  of  Funds  (See  Instructions):     WC


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

(6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:       250,000
Shares Bene-
ficially           (8)  Shared Voting Power
Owned by
Each Report-       (9)  Sole Dispositive Power:  250,000
ing Person
With              (10) Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  250,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


(13)  Percent  of Class  Represented  by  Amount  in Row  (11):

                13.3%


(14)  Type  of  Reporting  Person  (See  Instructions):    OO (Colorado
limited liability partnership)

Item 1. Security and Issuer

This statement relates to the Common Stock, no par value ("Common

Stock") of Net Lnnx, Inc. ("Issuer"). The principal executive offices of the Issuer are presently located at 324 Datura Street, Suite 330, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

     The Reporting Person is JRKR, L.L.P., a Colorado limited liability partnership. Its managing partner is James W. Raymond. Its sole shareholders are James W. and Kim J. Raymond. The Reporting Person's principle business is to serve as an investment and asset protection vehicle for James W. and Kim
J. Raymond, which it conducts at 1056 Fawn Lane, Meadow Vista CA 95722. On April 10, 1997, the Reporting Person purchased 250,000 shares of Common Stock for investment purposes.

     JRKR, L.L.P., James W. Raymond and Kim J. Raymond, during the last five
(5) years have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     JRKR, L.L.P., James W. Raymond and Kim J. Raymond , during the last five
(5) years, have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with resect to such laws.

     James W. Raymond and Kim J. Raymond are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The Reporting Person has agreed to pay consideration totaling $100,000, in exchange for 250,000 shares of Common Stock. The source of the funds was from the Reporting Person's working capital.

Item 4.  Purpose of Transaction

     The purpose of the transaction was to provide the Reporting Person with Common Stock of the Issuer as part of its investment portfolio.

     The Reporting Person is not a Director or Officer of the Issuer.

     The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which the acquisition of control of the Issuer by any person; or

     k.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of April 10, 1997 the Reporting Person had an interest in the Securities of the Issuer as follows:

     Name: JRKR, L.L.P.
     No. of Shares: 250,000
     Voting Power: Sole
     Disposition Power: Sole
     Aggregate Percentage Beneficially Owned: 13.3%

 Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D, there are no understandings, contracts or arrangements among or between the Reporting Person or any other person with respect to the transfer of voting of any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1. Stock Purchase Agreement between the Issuer and the Reporting Person dated April 10, 1997.

                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 1997

                                    /s/ James W. Raymond
                                    James W. Raymond,
                                    Managing Partner,
                                    JRKR, L.L.P.